CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2021

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of CI Financial Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of CI Financial Corp. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the ‘‘PCAOB’’), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2022 expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Independent Auditor’s Report

Business Combinations
Description of the Matter
During 2021, the Company completed multiple acquisitions accounted for as business combinations which, in aggregate, amounted to $1,709 million in total consideration, as disclosed in Note 2 to the financial statements. The cost of an acquisition is measured as the aggregate fair values of the assets given, equity instruments issued, and liabilities incurred or assumed as at the date of the exchange of control of the acquiree. The purchase consideration for most acquisitions includes an estimation of the fair value of liabilities associated with potential earn-out provisions (“contingent consideration”). The fair value of the contingent consideration is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the performance targets contained in the respective purchase agreements. For certain acquisitions, put or other options or exchange agreements with respect to the non-controlling interests in the acquired businesses are contemplated at the respective acquisition dates, and an estimate of the fair value of these liabilities is included in the total purchase consideration. The total purchase consideration is allocated to the identifiable assets and liabilities acquired on the basis of their fair values at the date of acquisition. Where the purchase consideration allocated to the identifiable assets and liabilities acquired is less than the overall consideration given, the difference is accounted for as goodwill.
Auditing the Company’s business combinations was complex due to the degree of judgment and subjectivity in estimating the fair values of the identified assets and liabilities of the acquiree as at the date of acquisition, including identifiable intangible assets, as well as estimating the fair value of contingent consideration and other acquisition liabilities included in the purchase consideration. Management estimated the fair value of the customer relationship contracts using the multi-period excess earnings method, which is a specific form of the discounted cash flow method. Management estimated the fair value of contingent consideration, and other acquisition liabilities, primarily using Monte-Carlo simulations and other pricing methodologies, dependent on the facts of the respective acquisitions. The fair value determination of the customer relationship contracts, contingent consideration and other acquisition liabilities required management to make significant estimates and assumptions related to future cash flows of the acquired businesses, volatility rates and with respect to the selection of the discount rates. These are unobservable and reflect the Company’s own judgements about the assumptions market participants would use in pricing the assets and liabilities.
How We Addressed the Matter in Our Audit
To test the estimated fair value of the identified assets, contingent consideration and other acquisition liabilities resulting from the business acquisitions, with the assistance of our valuation specialists, we performed audit procedures for certain acquisitions that included, among others, assessing the selection and application of the discount and volatility rates by evaluating the inputs and mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount and volatility rates selected by management, as well as assessing the appropriateness of the valuation methodologies and models used. We evaluated the reasonableness of management’s cash flow forecasts used in the valuation of intangibles, contingent consideration, and other acquisition liabilities by comparing to the Company’s budgets and forecasts, the historical results of the acquired businesses, other guidelines used by companies within the same industry

Independent Auditor’s Report

and other relevant factors. We also performed sensitivity analyses on significant assumptions to consider the impact of changes in the valuation of the intangibles that would result from changes in management’s assumptions. We read the purchase, or other acquisition related, agreements to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations. We also assessed the adequacy of the Company’s disclosures in relation to this matter.
Contingent Consideration Subsequent to Acquisition
Description of the Matter
The Company recognized contingent consideration for acquisitions at fair value on the acquisition dates, as well as at December 31, 2021 in the amount of $347 million, as disclosed in Note 7 to the financial statements. The Company remeasures the contingent consideration at fair value at each reporting date until the contingency is resolved, with any resulting gain or loss recognized in net income.
The valuation of the Company’s contingent consideration is considered complex due to the degree of judgment and subjectivity involved when determining management’s estimates. Management estimated the fair value of contingent consideration at December 31, 2021 primarily using Monte-Carlo simulations. The fair value determination of the contingent consideration required management to make significant estimates and assumptions related to future cash flows of the acquired businesses, volatility rates and with respect to the selection of the discount rates. These are unobservable and reflect the Company’s own judgements about the assumptions market participants would use in pricing the liability.
How We Addressed the Matter in Our Audit
To test the estimated fair value of the contingent consideration, we performed audit procedures that included, among others, with the assistance of our valuation specialists, assessing the selection and application of the discount and volatility rates by evaluating the inputs and mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount and volatility rates selected by management, as well as assessing the appropriateness of the valuation methodologies and models used. We evaluated the reasonableness of management’s cash flow forecasts used in the valuation of contingent consideration by comparing to the Company’s budgets and forecasts, the historical results of the acquired businesses, other guidelines used by companies within the same industry and other relevant factors. We also assessed the historical accuracy of management’s forecast estimates by performing a comparison of management’s past projections to actual results. We also assessed the adequacy of the Company’s disclosures in relation to this matter.
Impairment of Indefinite Life Intangible Assets, Including Goodwill
Description of the Matter
As at December 31, 2021 the Company had $5,059 million of goodwill and fund management contracts with an indefinite life acquired in previous business acquisitions, as disclosed in Note 4 to the financial statements. The Company assesses goodwill and intangibles with an indefinite life for impairment annually, or more frequently if impairment indicators are present.

Independent Auditor’s Report

Auditing the Company’s impairment tests was complex and required the involvement of specialists due to the judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the Cash Generating Units (“CGUs”) or groups of CGUs. Significant assumptions in the estimate of the recoverable amount included discount rates, and certain forward-looking assumptions, such as revenue growth and operating margins, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit
To test the estimated recoverable amount of the CGUs, or groups of CGUs, with indefinite lived intangible assets, including goodwill, our audit procedures included, among others, with the assistance of our valuation specialists, assessing the methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its assessment. We assessed the selection and application of the discount rate by evaluating the inputs and mathematical accuracy of the calculation and developing a range of independent estimates and comparing those to the discount rates selected by management. We assessed the historical accuracy of management’s forecast estimates by performing a comparison of management’s past projections to actual results. We also compared the revenue growth and operating margin assumptions to externally available industry and economic trends, and the Company’s budgets, forecasts and historical results. We performed sensitivity analyses on significant assumptions to consider the impact of changes in the recoverable amount of the CGU, or groups of CGUs, that would result from changes in the assumptions. We also assessed the adequacy of the Company’s disclosures related to the impairment of indefinite lived intangible assets, including goodwill.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1994.
Toronto, Canada
March 31, 2022

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CI Financial Corp.
Opinion on Internal Control Over Financial Reporting
We have audited CI Financial Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
As indicated in the Controls and Procedures section contained in the accompanying management’s discussion and analysis, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 17 entities which the Company acquired in 2021 (see note 2 to the Company’s consolidated financial statements) (the “Acquired Entities”) which are included in the 2021 consolidated financial statements of the Company and constituted 1.8% of total consolidated assets as of December 31, 2021 and 6.0% of total consolidated revenues for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Acquired Entities.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness with respect to data inputs and the validation of the completeness and accuracy of interfaces and reports and spreadsheets used in the performance of various controls. As a result, automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. Management has also identified a material weakness with respect to the design of effective controls related to non-routine complex accounting matters.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021 and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated March 31, 2022, which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Controls and Procedures section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the

Independent Auditor’s Report

PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	December 31, 2021	December 31, 2020
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents [note 2]	230,779	483,598
Client and trust funds on deposit	1,199,904	973,143
Investments [note 12]	131,772	133,375
Accounts receivable and prepaid expenses [note 2]	272,962	240,849
Income taxes receivable	3,607	7,687
Total current assets	1,839,024	1,838,652
Capital assets, net [notes 2 and 3]	52,596	46,978
Right-of-use assets [notes 2 and 8]	142,606	50,620
Intangibles [notes 2 and 4]	6,185,237	4,290,998
Deferred income taxes [note 11]	56,901	7,846
Other assets [notes 2 and 5]	383,187	124,742
Total assets	8,659,551	6,359,836
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities [note 2]	369,081	315,884
Current portion of provisions and other financial liabilities [notes 2 and 7]	572,432	275,710
Dividends payable [note 10]	71,072	75,297
Client and trust funds payable	1,202,079	961,080
Income taxes payable	19,035	3,209
Current portion of long-term debt [note 6]	444,486	203,805
Current portion of lease liabilities [notes 2 and 8]	20,216	14,926
Total current liabilities	2,698,401	1,849,911
Long-term debt [note 6]	3,331,552	2,252,311
Provisions and other financial liabilities [notes 2 and 7]	379,641	107,842
Deferred income taxes [note 11]	480,777	470,735
Lease liabilities [notes 2 and 8]	153,540	61,307
Total liabilities	7,043,911	4,742,106
Equity
Share capital [note 9(a)]	1,810,153	1,867,997
Contributed surplus	28,368	22,817
Deficit	(226,715)	(287,621)
Accumulated other comprehensive loss	(23,289)	(20,746)
Total equity attributable to the shareholders of the Company	1,588,517	1,582,447
Non-controlling interests [note 2]	27,123	35,283
Total equity	1,615,640	1,617,730
Total liabilities and equity	8,659,551	6,359,836
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,792,103	1,635,773
Administration fees	862,635	364,408
Redemption fees	4,507	8,230
Realized and unrealized gain on investments	19,212	6,949
Other income [note 5]	48,560	37,424
	2,727,017	2,052,784

EXPENSES
Selling, general and administrative	702,276	449,439
Trailer fees	551,700	509,444
Advisor and dealer fees	424,505	253,376
Deferred sales commissions	5,714	7,492
Amortization and depreciation [note 18]	96,821	43,514
Interest and lease finance [notes 6 and 8]	109,670	65,440
Other [notes 5 and 7]	250,165	81,332
	2,140,851	1,410,037
Income before income taxes	586,166	642,747

Provision for (recovery of) income taxes [note 11]
Current	216,211	168,923
Deferred	(42,419)	(1,722)
	173,792	167,201
Net income for the year	412,374	475,546
Net income (loss) attributable to non-controlling interests	3,046	(432)
Net income attributable to shareholders	409,328	475,978
Basic earnings per share attributable to shareholders [note 9(e)]	$2.03	$2.22
Diluted earnings per share attributable to shareholders [note 9(e)]	$2.02	$2.21

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(2,675)	(24,350)
Total other comprehensive loss, net of tax	(2,675)	(24,350)
Comprehensive income for the year	409,699	451,196
Comprehensive income (loss) attributable to non-controlling interests	2,914	(3,781)
Comprehensive income attributable to shareholders	406,785	454,977
(see accompanying notes)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31

	Share capital [note 9(a)]	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	409,328	(2,543)	406,785	2,914	409,699
Dividends declared [note 10]	—	—	(142,481)	—	(142,481)	—	(142,481)
Shares repurchased, net of tax	(147,585)	—	(208,234)	—	(355,819)	—	(355,819)
Business combination and acquisition of minority interests [note 2]	—	—	2,293	—	2,293	(8,732)	(6,439)
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 9]	78,916	—	—	—	78,916	—	78,916
Issuance of share capital for equity-based plans, net of tax	10,825	(10,825)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	16,376	—	—	16,376	—	16,376
Net distributions to non-controlling interests	—	—	—	—	—	(2,342)	(2,342)
Change during the year	(57,844)	5,551	60,906	(2,543)	6,070	(8,160)	(2,090)
Balance, December 31, 2021	1,810,153	28,368	(226,715)	(23,289)	1,588,517	27,123	1,615,640

Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	475,978	(21,001)	454,977	(3,781)	451,196
Dividends declared [note 10]	—	—	(150,765)	—	(150,765)	—	(150,765)
Shares repurchased, net of tax	(120,236)	—	(135,448)	—	(255,684)	—	(255,684)
Business combination [note 2]	—	—	(3,373)	—	(3,373)	32,915	29,542
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 9]	35,434	—	—	—	35,434	—	35,434
Issuance of share capital for equity-based plans, net of tax	8,488	(8,488)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	7,870	—	—	7,870	—	7,870
Net contributions from non-controlling interests	—	—	—	—	—	781	781
Change during the year	(76,314)	(618)	186,392	(21,001)	88,459	29,915	118,374
Balance, December 31, 2020	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the year	412,374	475,546
Add (deduct) items not involving cash
Realized and unrealized gain	(20,584)	(6,949)
Fair value change - acquisition liabilities [note 7]	149,904	—
Contingent consideration recorded as compensation [note 7]	7,198	—
Equity-based compensation	22,005	10,657
Amortization and depreciation	96,821	43,514
Deferred income taxes	(42,419)	(1,722)
Loss on repurchases of long-term debt [note 6]	24,920	2,328
Cash provided by operating activities before net change in operating assets and liabilities	650,219	523,374
Net change in operating assets and liabilities	15,741	18,595
Cash provided by operating activities	665,960	541,969

INVESTING ACTIVITIES
Purchase of investments	(5,101)	(17,648)
Proceeds on sale of investments	15,412	23,599
Additions to capital assets	(7,798)	(11,990)
Increase in other assets	(167,378)	(47,645)
Additions to intangibles	(12,420)	(17,132)
Cash paid to settle acquisition liabilities [note 7]	(290,002)	—
Acquisitions, net of cash acquired [note 2]	(934,589)	(527,298)
Cash used in investing activities	(1,401,876)	(598,114)

FINANCING ACTIVITIES
Repayment of long-term debt	(640,419)	(569,015)
Issuance of long-term debt	1,704,795	1,471,022
Repurchase of long-term debt	(50,732)	(55,985)
Repurchase of share capital	(364,319)	(257,939)
Payment of lease liabilities	(16,667)	(12,168)
Net contributions from (distributions to) non-controlling interests	(3,114)	781
Dividends paid to shareholders [note 10]	(146,447)	(155,313)
Cash provided by financing activities	483,097	421,383
Net increase (decrease) in cash and cash equivalents during the year	(252,819)	365,238
Cash and cash equivalents, beginning of year	483,598	118,360
Cash and cash equivalents, end of year	230,779	483,598
(*) Included in operating activities are the following:
Interest paid	115,563	62,997
Income taxes paid	193,900	147,804
(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 15 York Street, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements of CI have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].
These consolidated financial statements were authorized for issuance by the Board of Directors of CI on March 31, 2022.
BASIS OF PRESENTATION
The consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries.
•CI’s wholly owned U.S. subsidiaries include Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, Segall Bryant and Hamil, LLC, Surevest LLC, and The Roosevelt Investment Group, Inc. CI has a controlling interest in Barrett Asset Management, LLC, Brightworth, LLC [“Brightworth”], Budros, Ruhlin & Roe, Inc., Columbia Pacific Wealth Management, Gofen and Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners LLC [“OCM”], Portola Partners Group, Radnor Financial Advisors [“Radnor”], Regent Atlantic Capital, LLC [“Regent”], RGT Wealth Advisors, LLC, Stavis & Cohen Financial, LLC, R.H. Bluestein & Co, The Cabana Group, LLC [“Cabana”], and their respective subsidiaries [together, the “U.S. RIAs”].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•For subsidiaries Marret, OCM and Cabana, where CI holds a controlling interest, a non-controlling interest is recorded in the consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets. For all other subsidiaries where CI holds a controlling interest, put and call options, or other exchange agreements, with respect to the remaining minority interests in the acquired businesses may exist. CI considers the non-controlling interest to have been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income, and records a corresponding liability with respect to the present value of the amount that could be required to be paid to the minority interest holders under the put arrangements.
Hereinafter, CI and its subsidiaries are referred to as CI.
CI manages a range of mutual funds, segregated funds, structured products and other funds that meet the definition of structured entities under IFRS. CI earns fees for providing management and administrative services to these investment funds. Fees are calculated on assets under management in these funds, which totalled $152.1 billion as at December 31, 2021 [2020 – $135.1 billion]. CI does not consolidate these investment funds because the form of fees and ownership interest are not significant enough to meet the definition of control under IFRS. CI provides no guarantees against the risk of financial loss to the investors of these investment funds.
REVENUE RECOGNITION
Revenue is recognized when control of the goods or services are transferred by CI at an amount that reflects the consideration to which CI expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of the consideration received or receivable. In addition to these general principles, CI applies the following specific revenue recognition policies:
Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis.
Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed.
Redemption fees payable by security holders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

FINANCIAL INSTRUMENTS
Classification and measurement of financial assets
CI classifies its financial assets as fair value through profit or loss [“FVPL”] and amortized cost. CI had no financial assets classified as fair value through other comprehensive income [“FVOCI”] during the year ended December 31, 2021.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and CI’s business model for managing them. With the exception of trade receivables, which do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, Revenue from Contracts with Customers [“IFRS 15”], all financial assets are initially measured at fair value adjusted for transaction costs.
Financial assets classified as FVPL are carried at fair value in the consolidated statements of financial position and any gains or losses are recorded in net income in the period in which they arise. Financial assets classified as FVPL include cash and cash equivalents, investments and other assets.
Financial assets are classified at amortized cost using the effective interest method if they meet the following conditions and are not designated as FVPL:
•they are held within a business model whose objective is to hold the financial assets and collect their contractual cash flows
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets classified at amortized cost include client and trust funds on deposit, accounts receivable and other assets.
Cash and cash equivalents
Cash and cash equivalents include cash on deposit, highly liquid investments and interest-bearing deposits with original maturities of 90 days or less.
Client and trust funds
Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client’s account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada [“IIROC”] and other regulatory authorities, and are subject to CI’s credit review and daily monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Investments
Investments include CI Investment Services securities owned, at market, principally for the purpose of selling or repurchasing in the near term. Securities owned, at market, are classified as FVPL and are initially recognized on the consolidated statements of financial position at fair value with transaction costs expensed as incurred. Subsequent realized and unrealized gains and losses are included in administration fees in the consolidated statements of income and comprehensive income in the period in which they arise. Securities transactions are recorded on a trade date basis. Market value is based on quoted prices where an active market exists. For securities in non-active markets, market value is based on valuation techniques and management’s best estimate of fair value.
Also included in investments are marketable securities that consist of CI’s seed capital investments in CI mutual funds and strategic investments. Investments in marketable securities are measured at fair value and recognized on the trade date. Mutual fund securities are valued using the net asset value per unit of each fund. Realized and unrealized gains and losses are recognized using average cost and recorded in net income. Distributions from mutual fund securities are recorded as other income. Distributions that are reinvested increase the cost base of the mutual fund investments.
Impairment of financial assets
CI recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the credit risk on the financial asset at an amount equal to 12 months of expected credit losses. For trade receivables, CI applies the simplified approach to providing for expected credit losses, which allows for the use of a lifetime expected credit loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and is related to an event occurring after the impairment was recognized.
Classification and measurement of financial liabilities
CI classifies its financial liabilities as FVPL and amortized cost. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the financial liability is classified at FVPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in net income. Financial liabilities classified at FVPL include contingent consideration and put option payables included in provisions and other financial liabilities. All other financial liabilities are measured at amortized cost.
Derivative financial instruments and hedge accounting
CI may use derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to manage its interest rate and foreign currency risk related to long-term debt. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

subsequent changes depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:
•there is an economic relationship between the hedged item and the hedging instrument
•the effect of credit risk does not dominate the value changes that result from that economic relationship
•the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item
CI entered into an interest rate swap designated as a fair value hedge to manage the effect of changes in interest rates relating to its fixed-rate debentures. The swap involves exchanging interest payments without exchanging the notional amount on which the payments are based. The exchange of payments are recorded as an adjustment to interest expense on the hedged item. Changes in the fair value of the swap are recorded in the consolidated statements of income and comprehensive income in other expenses, together with any changes in the fair value of the hedged liability attributable to the hedged risk as an offset.
FAIR VALUE MEASUREMENT
CI uses valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. CI maximizes the use of observable data when developing estimates and assumptions, but this is not always available. In that case management uses the best information available.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
• Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities
• Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means
• Level 3 – valuation techniques with significant unobservable market inputs
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, CI determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

COLLATERALIZED SECURITIES TRANSACTIONS
CI engages in securities lending and borrowing to facilitate the securities settlement process and to maximize revenue by acting as an agent for such transactions. These transactions are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash, letters of credit or other collateral and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. CI’s securities lending and borrowing transactions are recorded in accounts receivable and prepaid expenses and accounts payable and accrued liabilities.
CAPITAL ASSETS
Capital assets are recorded at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives as follows:
Computer hardware         Straight-line over three years to five years
Office equipment         Straight-line over five years
Leasehold improvements         Straight-line over the term of the lease
LEASES
CI assesses at inception whether a contract contains a lease that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All leases are accounted for by recognizing a right-of-use asset and a lease liability, except for leases of low-value assets and leases with a duration of 12 months or less.
Right-of-use assets
CI recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.
Lease liabilities
At the commencement date of the lease, CI recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include in-substance fixed payments less any lease incentives receivable, variable payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by CI and payments of penalties for terminating a lease, if the lease term reflects CI exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

In calculating the present value of lease payments, CI uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Short-term leases and lease of low-value assets
CI applies the short-term lease recognition exemption to its short-term leases of equipment and property leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). CI also applies the lease of low-value assets recognition exemption to leases of equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
Sub-leases
CI enters into lease agreements as an intermediate lessor with respect to some of its leased properties. When CI is an intermediate lessor, the head lease and the sub-lease are accounted for as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.
Amounts due from lessees under finance leases are recognized as other assets at the amount of CI’s net investment in the leases. Finance lease income is recognized over the lease term using the effective interest rate. Payments received reduce the net investment in the lease.
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.
BUSINESS COMBINATIONS
The acquisition method of accounting is used to account for the acquisition of businesses by CI, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date, with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date.
CI elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at the proportionate share of the recognized amount of the identifiable net assets of the acquired subsidiary, at the acquisition date.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by CI. Consideration also includes the fair value of any liabilities for put arrangements for minority interests or contingent consideration. Subsequent to the acquisition, the put arrangements for minority interests and contingent consideration that is based on an earnings measurement and classified as a liability are measured at fair value with any resulting gain or loss recognized in net income. Acquisition-related costs are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

INTANGIBLES
Fund contracts
Fund administration contracts and fund management contracts [collectively, “fund contracts”] are recorded net of any write-down for impairment. CI evaluates the carrying amounts of indefinite-life fund contracts at least annually for potential impairment by comparing the recoverable amount with their carrying amounts. CI will evaluate the carrying amount of fund contracts if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.
Fund administration contracts are amortized on a straight-line basis over a period of up to 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.
Goodwill
Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment at least annually and any impairment is recognized immediately in income and not subsequently reversed. Goodwill is allocated to the asset management, Canadian wealth management and U.S. wealth management groups of cash-generating units [“CGUs”] for the purpose of impairment testing.
Other intangibles
Other intangibles include the costs of trademarks and computer software, capitalized where it is probable that future economic benefits that are attributable to the assets will flow to CI and the cost of the assets can be measured reliably. Computer software is recorded initially at cost and amortized over its expected useful life of two to ten years on a straight-line basis. Trademarks have an indefinite life and are not amortized.
EQUITY-BASED COMPENSATION
CI uses the fair value method to account for equity-settled employee incentive share options and restricted share units [“RSUs”]. The value of the equity-based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received, together with the amount in contributed surplus, are credited to share capital. Upon vesting of the RSUs, the amount accumulated in contributed surplus for the RSUs is reclassified to share capital.
CI has a deferred share unit plan for directors. The value of the compensation at the date of grant is recognized immediately as compensation with a corresponding increase in accounts payable and accrued liabilities. At each consolidated statement of financial position date, the liability is revalued with an offset to compensation expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.
INCOME TAXES
Current income tax liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and tax laws enacted or substantively enacted as at the consolidated statement of financial position dates.
The liability method of tax allocation is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying amount and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences.
Deferred tax liabilities are recognized for taxable temporary differences arising in investments in subsidiaries and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from the initial recognition of goodwill, which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
PROVISIONS
A provision is recognized if, as a result of a past event, CI has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and the risks specific to the liability.
FOREIGN CURRENCY
(i) Foreign currency transactions
Transactions that are denominated in a currency other than the functional currency of the entity are translated as follows: Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect as at the consolidated statement of financial position dates. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

(ii) Foreign currency operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate in effect as at the consolidated statement of financial position dates. Revenue and expenses are translated at average rates prevailing during the period. Translation exchange gains and losses are recognized as other comprehensive income and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The consolidated statements of cash flows are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate in effect as at the consolidated statement of financial position dates.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
In the process of applying CI’s accounting policies, management has made significant judgments involving estimates and assumptions, which are summarized as follows:
(i) Business combinations
The purchase price related to business acquisitions is allocated to the underlying assets and liabilities based on their estimated fair value at the acquisition date. Management makes estimates to determine the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired. Contingent consideration and certain put option payables, as part of the acquisitions, are based on the future performance of the acquired businesses. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows, discount rates and volatility. Future performance results that differ from management’s estimates could result in changes to the liabilities, which are recorded as they arise in net income.
(ii) Impairment of intangible assets
Finite-life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite-life intangible assets, including goodwill, are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying amount may be impaired. The values associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs that could affect CI’s future results if the current estimates of future performance and fair values change. These determinations also affect the amount of amortization expense on intangible assets with finite lives recognized in future periods.
(iii) Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

(iv) Provisions and other financial liabilities
Due to the nature of provisions and other financial liabilities, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the future. The actual outcome of these uncertain factors may be materially different from the estimates, causing differences with the estimated provisions. Further details are provided in Note 7.
2.    BUSINESS ACQUISITION
[A] Acquisitions - year ended December 31, 2021
Wealth Management:
During the year ended December 31, 2021, CI completed the acquisition of controlling interests in the following Canadian and U.S. investment advisory firms, included in the wealth management segment:
Canadian:
•Stonegate Services Halifax
•CIPW Advisory Inc.
U.S.:
•Segall Bryant & Hamill, LLC
•Barrett Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
•Radnor Financial Advisors
•Portola Partners Group
•Budros, Ruhlin & Roe, Inc.
•Matrix Capital Advisors, LLC
•McCutchen Group LLC
•Odyssey Wealth Management, LLC
•Regent Atlantic Capital, LLC
•Gofen and Glossberg, LLC
•R.H. Bluestein & Co.
•Columbia Pacific Wealth Management
The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the wealth management segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Asset Management:
Lawrence Park Asset Management
On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
[B] Net Assets Acquired - year ended December 31, 2021
Details of the net assets acquired during the year ended December 31, 2021, at fair value, are as follows:

	Wealth Management	Asset Management	Total
	$	$	$
Cash and cash equivalents	37,523	145	37,668
Accounts receivable and prepaid expenses	51,868	292	52,160
Capital assets	11,044	68	11,112
Right-of-use assets	57,494	—	57,494
Deferred tax	(6,585)	(1,344)	(7,929)
Intangibles	741,668	5,041	746,709
Other assets	874	24	898
Accounts payable and accrued liabilities	(104,514)	(233)	(104,747)
Long-term debt	(236,964)	—	(236,964)
Lease liabilities	(57,494)	—	(57,494)
Fair value of identifiable net assets	494,914	3,993	498,907
Non-controlling interest	10,722	—	10,722
Acquisition date fair value of initial interest	—	(2,016)	(2,016)
Goodwill on acquisition	1,198,522	2,463	1,200,985
Total acquired cost	1,704,158	4,440	1,708,598

Cash consideration	968,817	3,440	972,257
Share consideration	62,737	1,000	63,737
Provision for other liabilities	672,604	—	672,604
	1,704,158	4,440	1,708,598
The businesses acquired in 2021 contributed revenue of $165,837 and net income of $36,913 to CI for the year ended December 31, 2021. If the acquisitions had occurred on January 1, 2021, the consolidated pro-forma revenue and net income for the year ended December 31, 2021 would have been $2,999,089 and $472,694, respectively.
Included in intangibles are fund contracts with a fair value of $718,531 with a finite life of 12 years, indefinite-life fund management contracts of 27,807 and other intangibles of $371. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the U.S. RIAs under a common platform. Such synergies identified include referring clients amongst U.S. RIAs and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the U.S. RIAs become part of the much larger collective of CI. Goodwill of $1,144,182 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $542,505, including put options payable of $279,896, is due within one to four years from the date of acquisition. The put options represent the fair value of embedded options to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms. Contingent consideration of $130,099 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in two to three years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 7.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
The purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
[C] Acquisitions - subsequent to December 31, 2021
On January 11, 2022, CI reached an agreement to acquire 100% of Northwood Family Office Ltd., a Canadian multi-family office. The details of the acquisition are being finalized and it is expected to close in April 2022.
On February 4, 2022, CI acquired a minority stake in Newton Crypto Ltd., a Canadian crypto asset trading platform.
On February 11, 2022, CI reached an agreement to acquire 100% of Galapagos Partners, L.P., an investment advisory firm. The details of the acquisition are being finalized and it is expected to close in April 2022.
On February 22, 2022, CI reached an agreement to acquire 100% of Corient Capital Partners, LLC, an ultra-high-net-worth focused wealth management firm. The details of the acquisition are being finalized and it is expected to close by June 30, 2022.
On March 31, 2022, CI reached an agreement to acquire certain assets of Eaton Vance WaterOak Advisors, an investment advisory firm. The details of the acquisition are being finalized and is expected to close by December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[D] Acquisitions - Year ended December 31, 2020
Asset Management:
CI ETF Investment Management Inc.
On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc. [“CI ETF”], formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of Canadian exchange-traded funds. The acquisition was accounted for using the acquisition method of accounting. The fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment. Effective July 1, 2020, CI ETF amalgamated with CI Investments.
Wealth Management:
Aligned Capital Distributions Inc.
On October 19, 2020, CI acquired a controlling interest in Aligned Capital Distributions Inc. [“Aligned”], a Canadian full-service investment advisory firm, for cash consideration and the issuance of 855 thousand shares of CI. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
U.S. Registered Investment Advisors
During the year ended December 31, 2020, CI acquired controlling interests in the following registered investment advisory firms, together [“U.S. RIAs”]. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
•Surevest LLC
•OCM Capital Partners LLC
•The Cabana Group, LLC
•Balasa Dinverno Foltz LLC
•Thousand Oaks Financial Corporation
•Bowling Portfolio Management LLC
•The Roosevelt Investment Group, Inc.
•Stavis & Cohen Financial, LLC
•Doyle Wealth Management, Inc.
•RGT Wealth Advisors, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[E] Net Assets Acquired - Year ended December 31, 2020
Details of the net assets acquired during the year ended December 31, 2020, at fair value, are as follows:

	Wealth Management	Asset Management	Total
	$	$	$
Cash and cash equivalents	19,578	1,736	21,314
Client and trust funds on deposit	450,932	—	450,932
Accounts receivable and prepaid expenses	6,398	331	6,729
Capital assets	1,390	5	1,395
Right-of-use assets	14,724	—	14,724
Deferred tax	(4,219)	6,896	2,677
Intangibles	393,744	1,753	395,497
Other assets	344	—	344
Accounts payable and accrued liabilities	(18,245)	(1,298)	(19,543)
Clients and trust funds payable	(450,932)	—	(450,932)
Income taxes payable	(312)	—	(312)
Lease liability	(15,545)	—	(15,545)
Fair value of identifiable net assets	397,857	9,423	407,280
Non-controlling interest	(35,222)	—	(35,222)
Goodwill on acquisition	528,557	763	529,320
Total acquired cost	891,192	10,186	901,378

Cash consideration	537,430	5,500	542,930
Share consideration	35,434	—	35,434
Provision for other liabilities	318,328	4,686	323,014
	891,192	10,186	901,378
The businesses acquired in 2020 contributed revenue of $58,672 and net income of $3,261 to CI for the year ended December 31, 2020. If the acquisitions had occurred on January 1, 2020, the consolidated pro-forma revenue and net income for the year ended December 31, 2020 would have been $2,270,038 and $487,013, respectively.
Included in intangibles are fund administration contracts with a fair value of $392,904 with a finite life of 12 years, indefinite life fund management contracts of $1,753 and other intangibles of $840. Goodwill of $528,557 has been attributed to the wealth management segment and $763 to the asset management segment. Goodwill of $495,546 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred compensation, contingent consideration and put options payable in cash, shares of CI and redeemable instruments in a subsidiary of CI, subject to specific terms. Deferred compensation payable in cash of $81,937 and shares of $15,294, is payable within one year from the date of acquisition. Contingent consideration of $126,485 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA. The put option payable granted to the minority shareholders and originally valued at $99,298, requires CI to purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

the shares owned by each shareholder at a fixed price, or at fair value if exercised after a certain date, or exchanged for equity interests of a subsidiary of CI at a specified exchange rate.
Non-controlling interests were measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
[F] Other Acquisitions - Years ended December 31, 2021 and 2020
On April 6, 2021, CI entered into a newly formed joint venture, Axia Real Assets LP [“Axia”], an alternative investment manager focused on global real estate and infrastructure. The investment in Axia has been accounted for using the equity method of accounting.
During the year ended December 31, 2021, CI acquired minority stakes in GLASFunds, LLC [“GLASFunds”] and Columbia Pacific Advisors, LLC [“CPA”]. CI has an option to obtain majority ownership of GLASFunds over the next four years. The acquisition of CPA and GLASfunds has been accounted for using the equity method of accounting.
During the year ended December 31, 2020, CI completed the acquisition of a minority interest in Congress Wealth Management LLC [“Congress”] and in AWM’s Dorval, Quebec operation [“AWM Dorval”]. The acquisition of Congress and AWM Dorval has been accounted for using the equity method of accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

3.    CAPITAL ASSETS
Capital assets consist of the following:

	Computer hardware	Office equipment	Leasehold improvements	Total
	$	$	$	$
Cost
Balance, December 31, 2019	19,203	20,342	87,445	126,990
Acquired	468	748	179	1,395
Additions	6,687	1,172	4,131	11,990
Retired	(1,739)	—	—	(1,739)
Translation	(105)	(46)	(18)	(169)
Balance, December 31, 2020	24,514	22,216	91,737	138,467
Acquired	1,038	1,982	8,092	11,112
Additions	4,648	986	2,164	7,798
Retired	(8,871)	(220)	(353)	(9,444)
Translation	(10)	(5)	67	52
Balance, December 31, 2021	21,319	24,959	101,707	147,985

Accumulated depreciation
Balance, December 31, 2019	14,420	15,743	50,873	81,036
Depreciation	3,756	1,644	6,895	12,295
Retired	(1,739)	—	—	(1,739)
Translation	(51)	(41)	(11)	(103)
Balance, December 31, 2020	16,386	17,346	57,757	91,489
Depreciation	4,209	1,956	7,047	13,212
Retired	(8,762)	(143)	(334)	(9,239)
Translation	(40)	2	(35)	(73)
Balance, December 31, 2021	11,793	19,161	64,435	95,389

Carrying amounts
At December 31, 2019	4,783	4,599	36,572	45,954
At December 31, 2020	8,128	4,870	33,980	46,978
At December 31, 2021	9,526	5,798	37,272	52,596

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

4.    INTANGIBLES

	Goodwill	Fund administration contracts	Fund management contracts finite-life	Fund management contracts indefinite-life	Other intangibles	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2019	1,531,273	49,500	50,157	1,779,957	64,177	3,475,064
Acquired	529,320	392,904	—	1,753	1,006	924,983
Additions	—	—	—	—	17,132	17,132
Translation	(6,921)	(10,439)	(112)	(2,809)	(29)	(20,310)
Balance, December 31, 2020	2,053,672	431,965	50,045	1,778,901	82,286	4,396,869
Acquired	1,200,985	713,490	5,041	27,807	1,890	1,949,213
Additions	—	—	—	—	12,420	12,420
Retired	—	—	—	—	(555)	(555)
Translation	1,284	3,526	(189)	(4,041)	(14)	566
Balance, December 31, 2021	3,255,941	1,148,981	54,897	1,802,667	96,027	6,358,513

Accumulated amortization
Balance, December 31, 2019	—	25,721	31,396	—	29,465	86,582
Acquired	—	—	—		166	166
Amortization	—	9,325	2,037	—	7,955	19,317
Translation	—	(210)	20	—	(4)	(194)
Balance, December 31, 2020	—	34,836	33,453	—	37,582	105,871
Acquired	—	—	—	—	1,519	1,519
Amortization	—	53,541	2,307	—	10,289	66,137
Retired	—	—	—	—	(538)	(538)
Translation	—	384	(83)	—	(14)	287
Balance, December 31, 2021	—	88,761	35,677	—	48,838	173,276

Carrying amounts
At December 31, 2019	1,531,273	23,779	18,761	1,779,957	34,712	3,388,482
At December 31, 2020	2,053,672	397,129	16,592	1,778,901	44,704	4,290,998
At December 31, 2021	3,255,941	1,060,220	19,220	1,802,667	47,189	6,185,237
Remaining term	N/A	6.9 – 12.0 yrs	5.3 – 11.9 yrs	N/A	0.1 – 7.8 yrs
CI has three groups of CGUs for the purpose of assessing the carrying amount of the allocated goodwill, being asset management or the asset management segment, Canadian wealth management and U.S. wealth management that together form the wealth management segment. Goodwill of $1,312,543 is allocated to the asset management group, $308,553 is allocated to the Canadian wealth management group, and $1,634,845 is allocated to the U.S. wealth management group as at December 31, 2021 [2020 – $1,311,873, $254,276 and $487,523, respectively]. CI has indefinite-life fund management contracts of $1,774,050 within the asset management group and $28,617 within the U.S. wealth management group as at December 31, 2021 [2020 – $1,778,901 and nil, respectively].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

The recoverable amounts of the groups of CGUs are based on a fair value less cost to sell calculation. The fair value of the Canadian wealth management group was determined using a % of assets under administration [“AUA”] multiple method, based on a 3% multiple applied to AUA as at the valuation date. The multiple applied to AUA is determined using publicly-traded comparables in Canada and the U.S., as well as recent transaction multiples.
The fair value for the asset management group and U.S. wealth management group was determined using the discounted cash flow method, based on estimated future cash flows over a 5-year period with a terminal value for the period thereafter. CI uses a 5-year period to reflect the expected growth strategies for the various contracts acquired in addition to the fact that it may take several years to fully integrate operations and benefit from market-participant synergies. The key assumptions used in the forecast calculation include assumptions on market appreciation, net sales of funds and operating margins. Market appreciation rates are determined using long-term historical inflation-adjusted index returns. Net sales are determined based on the historical 3-year average as well as management’s forecasts for future sales. Inputs to the operating margin include estimates for management and trailer fees using current average fee rates and normalized inflation rates are applied to current selling, general and administrative expenses to forecast future cash flows over the 5-year period. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity based on a long-term real GDP growth rate as at December 31, 2021 and 2020. A discount rate of 12.00% – 13.00% per annum has been applied to the recoverable amount calculation as at December 31, 2021 [2020 – 10.10% – 14.94%]. Level 3 inputs were used to determine the fair value.
The calculation of the recoverable amount exceeds the carrying amount of goodwill and indefinite-life fund management contracts as at December 31, 2021 and 2020.
5.    OTHER ASSETS, INCOME AND EXPENSE
Other assets as at December 31, 2021 consist of the following:

	2021	2020
	$	$
Long-term investments	48,560	23,925
Investments accounted for using the equity method	258,408	40,266
Advisor and employee loans	36,422	36,470
Other related party loans	20,361	9,072
Other	19,436	15,009
	383,187	124,742
CI’s equity-accounted investments as at December 31, 2021, include Congress, AWM Dorval and the 2021 acquired interests in Axia, CPA and GLASFunds as described in Note 2. The aggregate carrying amount of these individually immaterial associates that are accounted for using the equity method is $258,408 [2020 – $40,266] and the aggregate amount of CI’s share of net income is $2,756 [2020 – $197].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their fair value, may bear interest at prescribed rates and are contractually forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. The forgiven amount is included in other expenses. As at December 31, 2021, loans to investment advisors of $28,958 [2020 – $32,774] are included in other assets. These loans become due on demand upon early termination or breach in the terms of the agreements.
CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2021, the carrying amount of employee share purchase loans is $757 [2020 – $757] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2021, the shares held as collateral have a market value of approximately $851 [2020 – $918].
As at December 31, 2021, CI has shareholder loans of $6,707 outstanding (December 31, 2020 - $2,938). These loans bear interest at prescribed rates and are due immediately upon termination of employment or sale of the subsidiary shares that are held as collateral.
Included in other income is income from CI’s long-term and equity accounted for investments of $40,283 [2020 - $11,191] and foreign exchange gains (losses) of $(18,766) [2020 - $7,463]. Other income also includes performance fees, interest income and revenue earned by Marret.
Included in other expenses is the fair value change in acquisition liabilities of $149,905 [2020 – nil], legal and severance of $23,478 [2020 - $56,277] and losses on debenture redemptions $24,920 [2020 - $2,328] as described in Note 6 and Note 7. Other expenses also include expenses of Marret, acquisition closing costs and advisor recruitment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

6.    LONG-TERM DEBT
Long-term debt consists of the following:

	Interest rate	Issued date	Maturity date	2021	2020
				$	$
Credit facility and loans payable
Bankers’ acceptances				297,500	—
Fiduciary Network, LLC			December 15, 2024	146,986	—
				444,486	—
Debenture principal amount
$200 million	2.775%	November 25, 2016	November 25, 2021	—	203,805
$325 million	3.520%	July 20, 2018	July 20, 2023	—	323,944
$301 million	3.215%	July 22, 2019	July 22, 2024	300,257	348,454
$450 million	3.759%	May 26, 2020	May 26, 2025	448,278	447,829
$250 million	3.904%	September 27, 2017	September 27, 2027	249,032	248,891
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,207,689	883,193
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,126,296	—
				3,331,552	2,456,116
Long-term debt				3,776,038	2,456,116
Current portion of long-term debt				444,486	203,805
CREDIT FACILITY
CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on May 27, 2024. Amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank’s prime rate plus 0.20%, or bankers’ acceptances, which bear interest at bankers’ acceptance rates plus 1.20%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank’s reference rate for loans made by it in Canada in U.S. funds and the federal funds effective rate plus 1.20%, or LIBOR loans, which bear interest at LIBOR plus 1.20%.
CI may also borrow under this facility in the form of letters of credit, which bear a fee of 1.20% on any undrawn portion. As at December 31, 2021 and 2020, CI had not accessed the facility by way of letters of credit.
CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3.5:1 until June 29, 2022 and below 3.0:1 thereafter, and that CI’s assets under management not fall below $85 billion at any time. The net funded debt to annualized EBITDA ratio is increased by 0.5 if the consideration paid by CI for permitted acquisitions under the credit facility in any four quarters exceeds $200 million, with a maximum of two such increases until the maturity date. As at December 31, 2021, as a result of acquisitions that took place during the year, the net funded debt to annualized EBITDA ratio must remain below 4.0:1 until June 29, 2022 and 3.5:1 thereafter. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

DEBENTURES AND NOTES
Redemptions:
On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at an average price of $101.903, and recorded a loss of $3,805, included in other expenses. On February 19, 2021, CI redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the year ended December 31, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses. During the year ended December 31, 2020, CI repurchased $55,985 principal amount of debentures due December 7, 2020 at an average price of $100.693 and recorded a loss of $388, included in other expenses. The remaining principal amount of $394,015 was repaid on the maturity date, December 7, 2020.
Issuances:
On June 7, 2021, CI completed an offering pursuant to which it issued $900,000 USD ($1,087,245 CAD) principal amount of notes due June 15, 2051 [the “2051 Notes”]. Interest on the 2051 Notes is paid semi-annually in arrears at a rate of 4.100%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs.
On December 17, 2020, CI completed an offering pursuant to which it issued $700,000 USD ($891,175 CAD) principal amount of notes due December 17, 2030 [the “2030 Notes”]. On January 19, 2021, CI issued $260,000 USD ($331,147 CAD) additional notes of the same series. Interest on the 2030 Notes is paid semi-annually in arrears at a rate of 3.200%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs.
On May 26, 2020, CI completed an offering pursuant to which it issued $450,000 principal amount of debentures due May 26, 2025 at par [the “2025 Debentures”]. Interest on the 2025 Debentures is paid semi-annually in arrears at a rate of 3.759%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs.
CI may, at its option, redeem the 2024 Debentures, the 2025 Debentures and the 2027 Debentures, in whole or in part, from time to time, on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price that is equal to the greater of par and the Government of Canada yield, plus 44.5, 84.0 and 44.5 basis points, respectively. CI may also, at its option, redeem the 2030 Notes and the 2051 Notes in whole or in part, from time to time, at a redemption price that is equal to the greater of 100% of the principal amount of the notes to be redeemed and the Treasury Rate plus 35.0 and 30.0 basis points, respectively. CI considers these embedded prepayment options to be closely related to the debentures and, as such, does not account for them separately as a derivative.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Interest on debentures and notes:
Interest paid on the debentures and notes is paid semi-annually. During the years ended December 31, 2021 and 2020, interest paid is as follows:

	Interest rate	Issued date	Maturity date	2021	2020
				$	$
Interest paid on debentures and notes
$450 million	2.645%	December 7, 2015	December 7, 2020	—	10,305
$200 million	2.775%	November 25, 2016	November 25, 2021	—	5,409
$325 million	3.520%	July 20, 2018	July 20, 2023	1,486	11,440
$301 million	3.215%	July 22, 2019	July 22, 2024	10,106	11,384
$450 million	3.759%	May 26, 2020	May 26, 2025	16,916	10,098
$250 million	3.904%	September 27, 2017	September 27, 2027	9,760	9,760
$960 million USD	3.200%	December 17, 2020	December 17, 2030	38,096	1,115
$900 million USD	4.100%	June 2, 2021	June 15, 2051	26,129	—
				102,493	59,511
Issuance costs and the issuance discount are amortized over the term of the debentures using the effective interest method. The amortization expense related to the discount and transaction costs for CI’s issued debentures for the year ended December 31, 2021 was $2,716 [2020 – $2,054], which is included in amortization and depreciation.
In the event that both a change of control occurs and the rating of the debentures is lowered to below investment grade by two out of three rating agencies as defined as below BBB- by Standard & Poor’s, BBB (low) by DBRS Limited and Baa3 by Moody’s Investor Service, Inc., CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder’s debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the debentures and notes, together with accrued and unpaid interest, to the date of purchase. Also, in the case of the 2030 Notes, in the event that certain changes affecting Canadian withholding taxes occur, CI will have the option to redeem the notes in whole or in part, at a redemption price equal to 100% of the aggregate principal amount, together with accrued and unpaid interest, to the date of redemption.
LOANS PAYABLE TO FIDUCIARY NETWORK, LLC
As a result of CI’s acquisition of Regent, on December 30, 2021, CI assumed a loan agreement payable to Fiduciary Network, LLC [“Fiduciary”] of $116,200 USD ($146,986 CAD), maturing on December 15, 2024. The loan bears interest at a fixed amount of $1,258 USD on a quarterly basis. As Fiduciary can elect to terminate the loan either December 15, 2022 or December 15, 2023, the loan payable has been included in the current portion of long-term debt as at December 31, 2021.
As a result of CI’s acquisition of Brightworth, on April 30, 2021, CI assumed a loan agreement to Fiduciary in the amount of $66,937 USD ($82,279 CAD) and repaid $13,435 USD ($16,514 CAD). Fiduciary elected to terminate the loan and on December 11, 2021, CI repaid the remaining loan amount of $53,502 USD ($67,766 CAD) and accrued interest of $737 USD ($947 CAD).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

As a result of the acquisition of Radnor, on August 31, 2021, CI assumed a loan agreement to Fiduciary in the amount of $5,108 USD ($6,445 CAD). Fiduciary Network, LLC elected to terminate the loan payable and on December 31, 2021, CI repaid the loan amount $5,108 USD ($6,462 CAD) and interest of $34 USD ($43 CAD).
7.    PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the years ended December 31, are as follows:

	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	2021	2021	2020	2020
	$	$	$	$
Provisions and other financial liabilities, beginning of year	46,181	337,371	25,563	7,573
Additions	23,478	743,426	56,277	334,616
Amounts used	(28,390)	(324,272)	(34,869)	(701)
Amounts reversed	(10)	(1,842)	(790)	—
Fair value change - acquisition liabilities	—	157,102	—	—
Translation - acquisition liabilities	—	(971)	—	(4,117)
Provisions and other financial liabilities, end of year	41,259	910,814	46,181	337,371
Current portion of provisions and other financial liabilities	6,942	565,490	45,298	230,412
ACQUISITION-RELATED LIABILITIES
Included in provisions and other financial liabilities in connection with business acquisitions are:

	As at	As at
	December 31, 2021	December 31, 2020
Deferred consideration	$136,053	$96,855
Fair value of contingent consideration	$346,894	$131,122
Fair value of put arrangements	$427,867	$109,394
Total acquisition liabilities	$910,814	$337,371
Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. During the year ended December 31, 2021, compensation expense of $7,198 [2020 - nil] is included in contingent consideration payable and fair value change.
For three of the contingent earn-out arrangements with a liability fair value recorded as of December 31, 2021 of $69,503 [2020 - $23,108], there was no maximum payout stipulated in the respective purchase agreements. For the remaining contingent earn-out arrangements with a liability fair value recorded as of December 31, 2021 of $277,391 [2020 - $108,014], the total maximum potential payout stipulated in the respective purchase agreements was $715,105 [2020 - $219,667].
Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms, and are revalued on a quarterly basis. During the year ended December 31, 2021, GSFM shareholders exercised their put to CI at an equivalent Canadian cash value of $17,748.
The majority of put options payable as at December 31, 2021 will be satisfied with the issuance of redeemable instruments in one of CI’s subsidiaries in January 2022.
Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in other expenses.
During the year ended December 31, 2021, CI paid cash of $308,907 and shares of $15,179 related to the acquisitions.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the years ended December 31, 2021 and 2020, no insurance proceeds were received related to the settlement of legal claims.
During the year ended December 31, 2021, CI recorded provisions of $23,478 for legal and severance [2020 - $56,277]. As at December 31, 2021, a provision of $41,259 remains [2020 - $46,181].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

8.    LEASES
The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities, and the movements during the year ended December 31, 2021:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2021	50,016	604	50,620	76,233
Additions, acquired & modifications (*)	105,056	1,038	106,094	114,125
Depreciation expense	(14,213)	(543)	(14,756)	—
Interest expense	—	—	—	3,463
Payments	—	—	—	(20,130)
Translation	647	1	648	65
As at December 31, 2021	141,506	1,100	142,606	173,756
(*) Right-of-use asset includes reclass of subleased properties $8,229
During the year ended December 31, 2021, CI recognized rent expenses from short-term leases of $462, leases of low-value assets of $324 and variable lease payments of $12,153 [2020 – expenses of $355, $29 and $12,724, respectively].
During the year ended December 31, 2021, right-of-use assets of $8,229 were subleased and reclassed to other assets. As at December 31, 2021, sublease receivable of $8,211 [2020 - $1,995] is included in other assets. Included in other income for the year ended December 31, 2021, is finance income of $289 received from sub-leasing right-of-use assets [2020 – $89].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

9.    SHARE CAPITAL
A summary of the changes to CI’s share capital for the years ended December 31 is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance for acquisition of subsidiaries, net of issuance costs	2,034	35,434
Issuance of share capital for equity-based plans, net of tax	522	8,488
Share repurchases, net of tax	(13,990)	(120,236)
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiary, net of issuance costs	3,712	78,916
Issuance of share capital for equity-based plans, net of tax	799	10,825
Share repurchases, net of tax	(17,447)	(147,585)
Common shares, balance, December 31, 2021	197,422	1,810,153
During the year ended December 31, 2021, 15,692 thousand shares [2020 – 13,615 thousand shares] were repurchased under a normal course issuer bid at an average cost of $21.17 per share for total consideration of $332,248 [2020 – $18.32 per share for total consideration of $249,427]. Deficit was increased by $191,760 during the year ended December 31, 2021 [2020 – $130,216] for the cost of the shares repurchased in excess of their stated value.
During the year ended December 31, 2021, 1,755 thousand shares [2020 – 375 thousand shares] were repurchased for CI’s restricted share unit plan at an average cost of $18.27 per share for total consideration of $32,071 [$23,573 after tax] [2020 – $22.70 per share for total consideration of $8,512 [$6,256 net of tax]]. Deficit was increased by $16,474 during the year ended December 31, 2021 [2020 – $5,231] for the cost of the shares repurchased in excess of their stated value.
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.
The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at December 31, 2021, there are 811 thousand shares [2020 – 2,606 shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,978)	34.28
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options exercised (*)	(3)	27.44
Options cancelled	(1,792)	28.41
Options outstanding, December 31, 2021	811	21.88
Options exercisable, December 31, 2021	274	27.53
(*) Weighted-average share price of options exercised was $30.13 during the year ended December 31, 2021 [2020 - nil]
The equity-based compensation expense under the Share Option Plan for the year ended December 31, 2021 of $290 [2020 – $210] has been included in selling, general and administrative expenses.
Options outstanding and exercisable as at December 31, 2021 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	537	7.2	—
27.44	254	0.2	254
28.67	20	1.2	20
18.99 to 28.67	811	4.9	274
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the RSU Plan is as follows:

Number of RSUs [in thousands]	2021	2020
RSUs outstanding, beginning of year	504	657
Granted, excluding dividends	1,783	350
Granted, dividends	58	36
Exercised	(849)	(521)
Forfeited	(59)	(18)
RSUs outstanding, end of year	1,437	504
An expense of $21,715 was recorded during the year ended December 31, 2021 [2020 - $10,447].
CI uses a trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During the year ended December 31, 2021, 14 thousand DSUs were granted, and nil DSUs were exercised [2020 - 11 thousand DSUs, and nil exercised]. An expense of $730 was recorded during the year ended December 31, 2021 [2020 - $51]. As at December 31, 2021, included in accounts payable and accrued liabilities is an accrual of $1,245 for amounts to be paid under the DSU Plan [2020 - $515].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the years ended December 31:

[in thousands]	2021	2020
Numerator:
Net income attributable to shareholders of the Company - basic and diluted	$409,328	$475,978

Denominator:
Weighted average number of common shares - basic	201,628	214,092
Weighted average effect of dilutive stock options and RSU awards (*)	838	1,527
Weighted average number of common shares - diluted	202,466	215,619

Net earnings per common share attributable to shareholders
Basic	$2.03	$2.22
Diluted	$2.02	$2.21
(*) The determination of the weighted average number of common shares - diluted excludes 274 thousand shares related to stock options that were anti-dilutive for the year ended December 31, 2021 [2020 - 2,606 thousand shares].

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at January 31, 2022:

[in thousands]
Shares outstanding at January 31, 2022	197,422
RSU awards	1,434
Options to purchase shares	807
199,663

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

10.    DIVIDENDS
The following dividends were paid by CI during the year ended December 31, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
March 31, 2021	April 15, 2021	0.18	36,728
June 30, 2021	July 15, 2021	0.18	36,239
September 30, 2021	October 15, 2021	0.18	35,611
Paid during the year ended December 31, 2021			146,447
The following dividends were declared but not paid as at December 31, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2021	January 14, 2022	0.18	35,536
March 31, 2022	April 15, 2022	0.18	35,536
Declared and accrued as at December 31, 2021			71,072
The following dividends were paid by CI during the year ended December 31, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,971
March 31, 2020	April 15, 2020	0.18	38,995
June 30, 2020	July 15, 2020	0.18	38,574
September 30, 2020	October 15, 2020	0.18	37,773
Paid during the year ended December 31, 2020			155,313
The following dividends were declared but not paid as at December 31, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,649
March 31, 2021	April 15, 2021	0.18	37,648
			75,297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

11. INCOME TAXES
The following are the major components of income tax expense for the years ended December 31:

	2021	2020
	$	$
Consolidated Statements of Income
Current income tax expense
Based on taxable income of the current year	217,896	171,637
Adjustments in respect of prior years	(1,685)	(2,714)
	216,211	168,923

Deferred income tax expense
Origination and reversal of temporary differences (net)	(42,419)	(1,722)
	(42,419)	(1,722)
Income tax expense reported in the consolidated statements of income	173,792	167,201
The following is a reconciliation between CI’s statutory and effective income tax rates for the years ended December 31:

	2021	2020
	%	%
Combined Canadian federal and provincial income tax rate	26.5	26.5
Increase (decrease) in income taxes resulting from
Recovery of prior years’ provisions for settled tax items	0.1	(0.5)
Other, net	3.0	—
Income tax expense reported in the consolidated statements of income and comprehensive income	29.6	26.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2021:

	December 31, 2020	Recognized in net income	Business acquisition [note 2]	Recognized in equity and FX	December 31, 2021
	$	$	$	$	$
Net deferred income tax (assets) liabilities
Fund contracts	487,348	(26,901)	8,095	(1,517)	467,025
Right-of-use assets	12,904	24,623	—	—	37,527
Equity-based compensation	(14,400)	531	—	(2,784)	(16,653)
Non-capital loss carryforwards	(7,341)	(1,835)	—	—	(9,176)
Provisions and other financial liabilities	(7,611)	(4,859)	—	—	(12,470)
Lease liabilities	(19,409)	(26,523)	—	—	(45,932)
Other	11,398	(7,455)	(166)	(222)	3,555
Net deferred income tax (assets) liabilities	462,889	(42,419)	7,929	(4,523)	423,876
Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2020:

	December 31, 2019	Recognized in net income	Business acquisition	Recognized in equity and FX	December 31, 2020
	$	$	$	$	$
Net deferred income tax (assets) liabilities
Fund contracts	482,696	(1,197)	4,188	1,661	487,348
Right-of-use assets	11,866	1,038	—	—	12,904
Equity-based compensation	(12,950)	(1,982)	—	532	(14,400)
Non-capital loss carryforwards	(5,116)	4,681	(6,906)	—	(7,341)
Provision for other liabilities	(2,690)	(4,921)	—	—	(7,611)
Lease liabilities	(19,163)	(246)	—	—	(19,409)
Other	10,198	905	41	254	11,398
Net deferred income tax (assets) liabilities	464,841	(1,722)	(2,677)	2,447	462,889

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

12.    FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories:

	December 31, 2021	December 31, 2020
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	230,779	483,598
Investments	131,772	133,375
Other assets	48,560	12,210
Amortized cost
Client and trust funds on deposit	1,199,904	973,143
Accounts receivable	242,154	219,074
Other assets	59,172	44,314
Total financial assets	1,898,373	1,865,714

Financial liabilities
Fair value through profit or loss
Provisions and other financial liabilities	774,761	240,516
Amortized cost
Accounts payable and accrued liabilities	351,495	308,797
Provisions and other financial liabilities	177,312	143,036
Dividends payable	71,072	75,297
Client and trust funds payable	1,202,079	961,080
Long-term debt	3,776,038	2,456,116
Total financial liabilities	6,352,757	4,184,842
CI’s investments as at December 31, 2021 and 2020 include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at December 31, 2021, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. During the year ended December 31, 2021, a Level 3 investment of $202 was transferred to Level 1 [2020 - no transfers between Level 1, Level 2 and Level 3].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at December 31, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	116,879	33,278	79,946	3,655
Securities owned, at market	14,893	14,893	—	—
Total investments	131,772	48,171	79,946	3,655
Investments consist of the following as at December 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,126	37,193	77,278	3,655
Securities owned, at market	15,249	15,249	—	—
Total investments	133,375	52,442	77,278	3,655
Included in other assets are long-term private equity strategic investments of $202 [2020 - nil] valued using Level 1 inputs and $48,358 [2020 - $12,210] valued using Level 3 inputs.
Included in provisions and other financial liabilities as at December 31, 2021 is put options payable on non-controlling interests of $427,867 [2020 - $109,394] and contingent consideration payable of $346,894 [2020 - $131,122]. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow or earnings multiple methods, and Monte-Carlo simulations, which are based on significant inputs that are considered Level 3 inputs. This approach also included assumptions regarding the timing in which the minority shareholders will require CI to purchase these non-controlling interests.
In determining fair value of contingent consideration payable, the acquired business’s future performance is estimated using financial projections for the acquired business. These financial projections, as well as alternative scenarios of financial performance, are measured against the performance targets specified in each respective acquisition agreement. In addition, discount rates are established based on the cost of debt and the cost of equity. The fair value of certain put option arrangements includes a projection of future performance, discounted based on the cost of equity and a risk premium. Otherwise, the fair value of put option arrangements is based on the exchange value of the subsidiary redeemable instruments, calculated using an earnings multiple approach.
Significant unobservable inputs include forecasted average annualized earnings growth rate of 13%, discount rates in the range of 4% to 21% and volatility of up to 25% [2020 - forecasted average annualized earnings growth rate of 15%, discount rates 3% to 16% and volatility up to 52%]. The estimated fair value of certain put options payable and contingent consideration payable would increase (decrease) if the forecasted growth rate was higher (lower), if the discount rate was lower (higher) or if volatility was higher (lower).
Long-term debt as at December 31, 2021 includes debentures with a fair value of $3,520,159 [2020 - $2,575,740], as determined by quoted market prices, which have been classified as Level 2 in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

13.    RISK MANAGEMENT
Risk management is an integrated process with independent oversight. Management has developed an enterprise-wide approach to risk management that involves executives in each core business unit and operating area of CI. Using a quantitative and qualitative analysis, risk factors are assessed and procedures are implemented to mitigate the various events that could impact CI’s financial position and results of operations.
CI’s financial instruments bear the following financial risks:
[A] MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. CI’s Corporate Finance Group reviews the exposure to interest rate risk, foreign exchange risk and price risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:
•Interest rate risk is the risk of loss due to the volatility of interest rates.
•Foreign exchange risk is the risk of loss due to volatility of foreign exchange rates.
•Price risk is the risk of loss due to changes in prices and volatility of financial instruments.
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance and may adversely affect CI’s assets under management and financial results.
(i) Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding on CI’s credit facility of $297,500 [2020 – nil] is borrowed at a floating interest rate.
As at December 31, 2020, CI had an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures $200,000 principal amount for floating rate payments. As at December 31, 2021, the swap agreement is terminated.
Based on the amount borrowed under the credit facility and the 2021 Debentures as at December 31, 2021, each 0.50% increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $1,488 [2020 – $1,000], respectively.
(ii) Foreign exchange risk
CI is exposed to foreign exchange risk primarily from its investment in foreign subsidiaries operating in the United States, Australia and Hong Kong and from long-term debt denominated in U.S. dollars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

The following table provides the impact on net income and other comprehensive income [“OCI”] of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2021:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	(301,683)	4,917	301,683	(4,917)
Australian dollar	(191)	1,469	191	(1,469)
Hong Kong dollar	138	—	(138)	—
The following table provides the impact on net income and OCI of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2020:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	(75,123)	1,511	75,123	(1,511)
Australian dollar	389	761	(389)	(761)
Hong Kong dollar	127	—	(127)	—
[iii] Price risk
CI incurs price risk through its investments of $131,772 [2020 – $133,375]. Based on the carrying amount of these assets, an increase or decrease in prices by 10% would result in estimated gains or losses of $13,177 [2020 - $13,337], respectively.
[B] LIQUIDITY RISK
Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.
CI’s liabilities have contractual maturities, excluding interest payments, as follows:

	Total	2022	2023	2024	2025	2027	2030	2051
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	351,495	351,495	—	—	—	—	—	—
Dividends payable	71,072	71,072	—	—	—	—	—	—
Client and trust funds payable	1,202,079	1,202,079	—	—	—	—	—	—
Long-term debt	3,798,711	444,486	—	301,433	450,000	250,000	1,214,344	1,138,448
Deferred consideration	136,053	123,277	12,776	—	—	—	—	—
Contingent consideration	346,894	41,773	225,747	63,368	16,006	—	—	—
Put option	427,867	400,440	—	5,647	18,782	2,998	—	—
Total	6,334,171	2,634,622	238,523	370,448	484,788	252,998	1,214,344	1,138,448

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[C] CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. Expected credit losses associated with CI’s financial assets are insignificant.
As at December 31, 2021, financial assets of $1,549,790 [2020 – $1,248,740], represented by client and trust funds on deposit of $1,199,904 [2020 – $973,143], accounts receivable of $242,154 [2020 – $219,074] and other assets of $107,732 [2020 – $56,523], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral, where appropriate.
Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.
CI’s accounts receivable consist primarily of management fees receivable, amounts due to CI from the government agencies with respect to input tax credits and other short-term receivables due within 90 days.
Securities lending and borrowing agreements consist of the following as at December 31, 2021:

	Cash	Securities
	$	$
Loaned or delivered as collateral	6,942	6,631
Borrowed or received as collateral	16,882	16,530
Securities lending and borrowing agreements consist of the following as at December 31, 2020:

	Cash	Securities
	$	$
Loaned or delivered as collateral	12,321	11,523
Borrowed or received as collateral	31,862	30,520
CI uses securities lending and borrowing to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable and accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Other assets consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.
14.    CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at December 31, 2021, cash and cash equivalents of $21,695 [2020 – $14,680] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at December 31, 2021 and December 31, 2020, CI met its capital requirements.
CI’s capital consists of the following:

	As at	As at
	December 31, 2021	December 31, 2020
	$	$
Shareholders’ equity	1,588,517	1,582,447
Long-term debt	3,776,038	2,456,116
Total capital	5,364,555	4,038,563

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

15.    COMMITMENTS
LEASE COMMITMENTS
CI has entered into leases relating to the rental of office premises and computer equipment. CI has the option to renew certain leases. The approximate future minimum annual rental payments under such leases are as follows:

$
2022	27,817
2023	26,012
2024	25,114
2025	23,304
2026	21,745
2027+	121,300
ADVISOR SERVICES AGREEMENTS
CI is a party to certain advisor services agreements, which provide that the advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the advisor services agreements.
LOAN GUARANTEES
CI has agreed to guarantee up to $50,000 of loans granted by the Bank of Nova Scotia to advisors for the purpose of purchasing advisor practices.
INDEMNITIES
CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.
16.    SEGMENTED INFORMATION
CI has two reportable segments: asset management and wealth management. These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities. Prior year has been recast for comparative purposes.
The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.
The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

the sale of mutual funds and other financial products, and ongoing service to clients.
Segmented information as at and for the year ended December 31, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,809,967	—	(17,864)	1,792,103
Administration fees	—	1,052,828	(190,193)	862,635
Other income	26,949	45,330	—	72,279
Total revenue	1,836,916	1,098,158	(208,057)	2,727,017

Selling, general and administrative	376,670	344,009	(18,403)	702,276
Trailer fees	586,237	—	(34,537)	551,700
Advisor and dealer fees	—	579,243	(154,738)	424,505
Deferred sales commissions	6,093	—	(379)	5,714
Amortization and depreciation	25,383	71,438	—	96,821
Other expenses	90,624	159,541	—	250,165
Total expenses	1,085,007	1,154,231	(208,057)	2,031,181

Income before income taxes and non-segmented items	751,909	(56,073)	—	695,836
Interest and lease finance				(109,670)
Provision for income taxes				(173,792)
Net income for the year				412,374

Indefinite-life intangibles
Goodwill	1,312,543	1,943,398	—	3,255,941
Fund contracts	1,774,050	28,617	—	1,802,667
Total indefinite-life intangibles	3,086,593	1,972,015	—	5,058,608

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,650,076	—	(14,303)	1,635,773
Administration fees	—	530,058	(165,650)	364,408
Other income	(2,227)	54,830	—	52,603
Total revenue	1,647,849	584,888	(179,953)	2,052,784

Selling, general and administrative	325,245	138,805	(14,611)	449,439
Trailer fees	538,409	—	(28,965)	509,444
Advisor and dealer fees	—	389,264	(135,888)	253,376
Deferred sales commissions	7,981	—	(489)	7,492
Amortization and depreciation	24,714	18,800	—	43,514
Other expenses	69,176	12,156	—	81,332
Total expenses	965,525	559,025	(179,953)	1,344,597

Income before income taxes and non-segmented items	682,324	25,863	—	708,187
Interest				(65,440)
Provision for income taxes				(167,201)
Net income for the year				475,546

Indefinite-life intangibles
Goodwill	1,311,873	741,799	—	2,053,672
Fund contracts	1,778,901	—	—	1,778,901
Total indefinite-life intangibles	3,090,774	741,799	—	3,832,573
Geographic segment information:

	2021	2020
Revenue from external customers	$	$
Canada	2,330,892	1,971,291
United States	338,722	47,195
Australia	57,403	34,298
Total	2,727,017	2,052,784

	2021	2020
Non-current assets	$	$
Canada	3,669,613	3,492,876
United States	3,039,774	912,731
Australia	111,069	115,495
Hong Kong	71	82
Total	6,820,527	4,521,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

17.    COMPENSATION OF KEY MANAGEMENT
The remuneration of directors and other key management personnel of CI during the years ended December 31 is as follows:

	2021	2020
	$	$
Cash compensation	11,707	5,155
Equity-based compensation	9,072	6,660
Total	20,779	11,815
18. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	2021	2020
	$	$
Depreciation of capital assets	13,212	12,295
Depreciation of right-of-use assets	14,756	9,848
Amortization of intangibles	66,137	19,317
Amortization of debenture transaction costs	2,716	2,054
Total amortization and depreciation	96,821	43,514
19. UPDATE ON COVID-19
CI is continuing to monitor the impact of the COVID-19 pandemic and is managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.
20.    SUBSEQUENT EVENT
On January 1, 2022, the Company established a new entity in the U.S. to consolidate its U.S. wealth management acquisitions, CI Private Wealth U.S., LLC. This new entity will operate as a partnership where CI will be the majority owner with the minority owners being the senior leaders and financial advisors from its wealth management acquisitions. The Company acquired the remaining stakes in the wealth management businesses it did not fully own on January 1, 2022 in exchange for a redeemable interest in the new entity. Approximately $374,438 of acquisition related liabilities were settled through the exchange for redeemable interests in CI Private Wealth.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

21.    COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.